FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MINUTES NO. 161 OF SADIA S.A. BOARD OF DIRECTORS MEETING,    HELD ON MARCH 27, 2009

On the twenty-seventh day of March of the year two thousand and nine, at 8 o'clock, at its premises at Rua Fortunato Ferraz No. 365 – 2nd. floor, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Luiz Fernando Furlan, and upon a verification of compliance with the first paragraph or Article 16 of the Bylaws, the meeting was called to order to discuss the following:

1. ANALYSIS OF THE BALANCE SHEET AND OTHER FINANCIAL STATEMENTS

After analyzing the balance sheet, financial statements, management report and the opinion of the independent auditors relating to the fiscal year ended at 12/31/2008, the Board approved them in full and released them to the Brazilian Securities and Exchange Commission, to the Stock Exchange and for publication, at the discretion of the Investor Relations Division, pursuant to the provisions under letter “e” of item V, Article 17 of the Bylaws. Also present at this meeting were the Audit Committee members and representatives of the independent audit firm KPMG.

2. REMOVAL OF DIRECTOR:-

The Board resolved, pursuant to the provision in item III, Article 17 of the Bylaws, to remove the Domestic Market Director,  Mr.  Sergio Carvalho Mandin Fonseca.

3. ELECTION OF A COMPANY DIRECTOR:-

The Board resolved, pursuant to the provision in item III, Article 17 of the Bylaws, to elect  Mr. José Eduardo Cabral Mauro, a Brazilian citizen, married, production engineer, ID RG No. 7.969.198 -SSP/SP and TIN (CPF) No. 085.688.678-55, resident and domiciled in São Paulo - SP, to the position of Director of the Domestic Market Business Unit, for a term of office up to the next Ordinary General Meeting of Shareholders , to be held in April 2009. Invited to come into the meeting room, the newly-elected director represented, before the Board and in accordance with the provisions in Article 147, paragraphs 1 and 2 of Law 6404, dated 12/15/76, that he had never committed any of the crimes contemplated in the Law and which might prevent him from exercising business activities. The newly-elected Director will be inducted into office by signing the “Instrument of Investiture”, to be transcribed on the Book of Minutes of the Executive Board Meetings.

...............................................................................................................................

8. NOTICE OF THE GENERAL MEETING OF SHAREHOLDERS:

Upon compliance with all legal formalities required to hold a General Meeting of Shareholders, and in conformity with item VI, Article 17 of the Bylaws, the Board resolved to call an Ordinary General Meeting of Shareholders to be held at the company's main address on April 27, 2009, at 02:00 p.m., the call notice of which will be as follows:

“SADIA S. A.

Publicly-held Company - CNPJ/MF nº 20.730.099/0001-94

CALL NOTICE

ORDINARY GENERAL MEETING OF SHAREHOLDERS

The Shareholders of Sadia S.A. are invited to attend the Ordinary General Meeting of Shareholders that will be held at 02:00 p.m., on April 27, 2009, at its main address at Rua Senador Attílio Fontana No.  86, in Concórdia-SC, to discuss and make a resolution about the following Order of Business and pertinent Remarks:

I – At the Ordinary General Meeting of Shareholders:

a)

submission of management accounts, examination, discussion and voting of the financial statements, accompanied by the opinions of the Independent Accountants and Audit Committee, for the year ended at 12.31.2008;

b)

appropriation of net income for the year and ratification of the dividends distributed;

c)

election of members to the Board of Directors and establishment of annual management fees and possibility of the shareholders exercising the powers referred to in paragraphs 4, II, or 5, of Art. 141, Law No.  6404/76, introduced by Law No. 10303, of 10.31.2001;

d) election of standing and deputy members to the Audit Committee and establishment of their fees.

General Instructions:

1.

According to CVM Instruction No.  165, dated 12/11/1991, article 3, amended by CVM Instruction No. 282, of 06/26/1998, article 1, the minimum percentage of interest in the voting capital to request the adoption of multiple vote in the election of members to the Board of Directors is five percent (5%);

2.

Proxies for the general meeting of shareholders must be deposited at the São Paulo Administrative Center at Rua Fortunato Ferraz, No. 529/659, 2º andar, Vila Anastácio - São Paulo - SP, Investor Relations Management, until 05:00 p.m. of April 23, 2009;

3.

The shareholders will find at their disposal, at the Company's headquarters and at the site www.sadia.com.br, the documentation relating to the matters to be discussed at the extraordinary and ordinary general meeting of shareholders.

São Paulo, March 28, 2009

LUIZ FERNANDO FURLAN

Chairman of the Board of Directors”

There being no further business, the meeting was adjourned for drawing up these minutes, which were then signed by all Board members present.

São Paulo, March 27, 2009

/s/ Luiz Fernando Furlan (Chairman); Cássio Casseb Lima, Diva Helena Furlan, Everaldo Nigro Santos, Francisco Silverio Morales Céspede, José Marcos Konder Comparato, Luiza Helena Trajano Inácio Rodrigues, Norberto Fatio, Roberto Faldini, Vicente Falconi Campos.

I certify that this is a faithful copy of Minutes No. 160, items 1, 2, 3 and 8, transcribed on pages 85 to 90 of Book No. 5 of Sadia S.A. Board of Directors Meetings.

Delmir Antonio Dal Cim

Secretary